EXHIBIT 21

Southern Natural Gas Company
Ownership List as of December 31, 2010

Company Name	Jurisdiction of Incorporation	% Held
Southern Natural Gas Company	Delaware
Bear Creek Storage Company, L.L.C.	Louisiana	50.00
SNG Funding Company, L.L.C.	Delaware	100.00
Southern Natural Issuing Corporation	Delaware	100.00